BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2005 NOV 29 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

15 November 2005

05012883

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 15 November 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

10 November 2005

BAA plc announces that it is today hosting a media and investor briefing about a potential new passenger facility at Heathrow Airport. The facility, if approved by airlines and given appropriate regulatory support by the Civil Aviation Authority, would replace Heathrow's Terminal 2 and Queens Building. Very early indications are that an incremental net cost of £1-1.5 billion would be required to deliver the development. The final figure would be subject to timing and the airlines' requirements.

For further information see www.baa.com/heathroweast

Please address any enquiries to: Sarah Hunter, Head of Investor Relations, BAA plc, Tel: 020 7932 6692.

BAA

News release

Embargoed until 1200 hrs 14 November 2005

BAA submits final bid for Budapest Airport

BAA plc, the world's leading airport company, confirms that it has today submitted a final binding bid for Budapest Airport.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel + 44 (0) 207 932 6831

Investor enquiries: **Sarah Hunter, BAA plc**
Tel + 44 (0) 207 932 6692